SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil announces participation in capital raise by KPN and execution of a relationship agreement with KPN”

Mexico City, Mexico, February 20, 2013 -- América Móvil, S.A.B. DE C.V. (“AMX”) (BMV: AMX; NYSE: AMX; Nasdaq: AMOV; LATIBEX: XAMXL), announced today that it has agreed to support Koninklijke KPN N.V.’s (“KPN”) intention to raise capital consisting of a EUR 3,000,000,000 (three billion euro) rights issue (the "Rights Issue") and the issuance of hybrid capital instruments (the "Hybrid"). Through this combination, KPN intends to achieve EUR 4,000,000,000 equity equivalent capital (the “Capital Raise”).

AMX has agreed to participate in the Rights Issue and subscribe for newly issued ordinary shares in KPN pro rata to its current participation in the total share capital of KPN. AMX will not participate in the Hybrid.

AMX is supporting the Capital Raise and participating in the Rights Issue to strengthen KPN’s capital base, maintain the basis for an investment grade rating and allow KPN to pursue value-enhancing strategic initiatives. In particular, KPN will aim to accelerate its path towards leadership as best-in class integrated access provider in the Netherlands, including a focus on fiber deployment, while pursuing growth opportunities through market penetration and mobile data in its international mobile assets.

In the context of this participation, AMX and KPN have agreed to further develop their relationship by entering into a relationship agreement (the “Relationship Agreement”) that provides, among other matters, that:

- AMX shall be able to designate 2 (two) individuals for appointment to the Supervisory Board of KPN. Following approval by KPN’s Annual General Meeting, appointment shall be effective on April 10, 2013;

- AMX Supervisory Board members will have the right to be represented at all KPN’s Supervisory Board Committees;

- AMX’s right to have two designees as members of KPN’s Supervisory Board will continue to exist as long as AMX holds 20% (twenty percent) or more of KPN´s share capital, and at least one designee as member of KPN’s Supervisory Board as long as AMX holds 10% (ten percent) or more of KPN´s share capital;

- KPN will have access to the strategic experience and, commercial and financial expertise of AMX on operational and financial matters, including, among other matters, the preparation of annual business plans and budgets of KPN and subsidiaries;

- AMX will be permitted to evaluate and monitor the use of the proceeds arising from the Capital Raise;

- AMX has agreed, subject to customary carve-outs, that it will not increase its shareholding to 30% or more of the voting rights attached to KPN’s share capital during the course of the Relationship Agreement; and

- The term of the Relationship Agreement is indefinite. Both parties may terminate the agreement with 2 months’ notice; however, KPN has agreed not to terminate the agreement during its first 2 years.

About AMX

AMX is the leading provider of wireless services in Latin America. As of December 31, 2012, it had 261.6 million wireless subscribers and 64.1 million fixed revenue generating units in the Americas.

Legal Disclaimer

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This announcement does not constitute an offer to sell, or a solicitation of any offer to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered, exercised or sold in the United States absent registration or an applicable exemption from registration requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 20, 2013

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact